Rule 424(b)(3)
                                           Registration Statement No. 333-119172
                                                                 CUSIP 12560PDT5

PRICING SUPPLEMENT NO. 10
Dated April 22, 2005 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004


                                 CIT GROUP INC.
                     GLOBAL MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note                  ( ) Subordinated Note

Principal Amount:                $330,000,000

Proceeds to Corporation:         99.875% or $329,587,500

Agent's Commission:              0.125% or $412,500, payable on the Original
                                 Issue Date.

Issue Price:                     100% or $330,000,000

Form:                            Global Note

Original Issue Date:             April 27, 2005

Initial Maturity Date:           April 27, 2007, provided that if such day is
                                 not a Business Day, the payment of principal and interest may be made on the next succeeding
                                 Business Day as if it were made on the date that the payment was due and no interest on such principal will accrue for the period from and after the Initial Maturity Date if the maturity of all or any portion of the principal amount of the Notes is not extended in accordance with the procedures described below.

Final Maturity Date:             April 27, 2015, provided that if such day is
                                 not a Business Day, the payment of principal and interest may be made on the next succeeding
                                 Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Final Maturity Date.

Actual Maturity Date:            Each April 27 and October 27, beginning April
                                 27, 2007, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding
                                 Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Actual Maturity Date.

Election Dates:                  The Election Dates will be each April 27 and
                                 October 27, provided that if any such day is not a Business Day, the Election Date will be extended to the next succeeding Business Day.

Election Notice Period:          The Election Notice Period for each Election
                                 Date will begin ten Business Days prior to an Election Date, and end two Business Days immediately preceding the Election Date.

Interest Rate Basis:             LIBOR Telerate (page 3750)

Index Maturity:                  Three months


                              Goldman, Sachs & Co.

Interest Reset Dates:            Quarterly on January 27, April 27, July 27, and
                                 October 27 of each year, commencing on July 27, 2005, provided that if any such day would otherwise fall on a day that is not a Business
                                 Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:          Interest will be paid (i) on the Actual
                                 Maturity Date, and (ii) quarterly on January
                                 27, April 27, July 27 and October 27,
                                 commencing on July 27, 2005, provided that if any such day (other than a maturity date or the date of redemption) is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Interest Determination Dates:    Two London Business Days prior to each Interest
                                 Reset Date.

Interest Rate Calculation:       LIBOR Telerate determined on the Interest
                                 Determination Date plus the applicable Spread
                                 (as described below).

Initial Interest Rate:           LIBOR Telerate determined two London Business
                                 Days prior to the Original Issue Date plus the applicable Spread.

Spread: Information relating to the Spread is set forth below under "Spread" on page 3 of this Pricing Supplement.

Accrual of Interest:             Accrued interest on the Notes will be computed
                                 by adding the Interest Factors (as described below) calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the applicable
                                 Interest Payment Date, or Maturity Date, as the case may be. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Optional Redemption:             We may redeem the Notes, in whole or in part,
                                 on April 27, 2011 and on any Interest Payment
                                 Date thereafter, at a redemption price equal to the principal amount of Notes being redeemed plus accrued and unpaid interest through the redemption date. We will provide you with at least 20 business days' prior notice of any such redemption.

Day Count Convention:            Actual/360

Specified Currency:              U.S. Dollars ($)

Denominations:                   The Notes will be issued in denominations of
                                 $100,000 and integral multiples of $1,000

Delivery:                        The Notes are expected to be delivered in
                                 book-entry form only, to purchasers through the Depository Trust Company ("DTC") on or about
                                 April 27, 2005.

Maximum Interest Rate:           Maximum rate permitted by New York law.

Minimum Interest Rate:           0.0%

Exchange Listing:                None.

Trustee, Registrar,              J.P. Morgan Trust Company, National Association
   Authenticating Agent, U.S.
   Calculation Agent and U.S.
   Paying Agent:

CUSIP: 12560PDT5. In the event you do not elect to extend the maturity of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new CUSIP number.

Agent:                           Goldman, Sachs & Co.


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

Other Provisions:                "LIBOR Telerate" means the rate for deposits in
                                 U.S. dollars having the Index Maturity
                                 specified above which appears on the Telerate
                                 Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest
                                 Determination Date.

                                 "Telerate Page 3750" means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

                                 "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in the City of New York and that is also a London Business Day.

                                 "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.


                                     SPREAD

         The table below indicates the applicable Spread to be added to the Interest Rate Basis for the Interest Reset Dates occurring during each of the indicated interest periods:



     For the issue date and Interest Reset Dates occurring:         Spread:
------------------------------------------------------------   ----------------

From and including the issue date to but excluding the April       plus .09%
2006 Interest Reset Date

From and including the April 2006 Interest Reset Date to but       plus .10%
excluding the April 2007 Interest Reset Date

From and including the April 2007 Interest Reset Date to but       plus .11%
excluding the April 2008 Interest Reset Date

From and including the April 2008 Interest Reset Date to but       plus .12%
excluding the April 2009 Interest Reset Date

From and including the April 2009 Interest Reset Date to but       plus .13%
excluding the April 2010 Interest Reset Date

From and including the April 2010 Interest Reset Date to but       plus .14%
excluding the Final Maturity Date



                               EXTENSION ELECTION

         The Notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Maturity Date.

         During an Election Notice Period you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the date opposite the listed Election Date. The Election Dates and the corresponding Actual Maturity Dates are:


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


           ELECTION DATE                       ACTUAL MATURITY DATE
           -------------------------------     ---------------------------------

           October 2005 Election Date          October 2007 Actual Maturity Date
           April 2006 Election Date            April 2008 Actual Maturity Date
           October 2006 Election Date          October 2008 Actual Maturity Date
           April 2007 Election Date            April 2009 Actual Maturity Date
           October 2007 Election Date          October 2009 Actual Maturity Date
           April 2008 Election Date            April 2010 Actual Maturity Date
           October 2008 Election Date          October 2010 Actual Maturity Date
           April 2009 Election Date            April 2011 Actual Maturity Date
           October 2009 Election Date          October 2011 Actual Maturity Date
           April 2010 Election Date            April 2012 Actual Maturity Date
           October 2010 Election Date          October 2012 Actual Maturity Date
           April 2011 Election Date            April 2013 Actual Maturity Date
           October 2011 Election Date          October 2013 Actual Maturity Date
           April 2012 Election Date            April 2014 Actual Maturity Date
           October 2012 Election Date          October 2014 Actual Maturity Date
           April 2013 Election Date            April 2015 Actual Maturity Date

         To make an effective election, you must deliver a notice of election during the Election Notice Period. Your notice of election must be delivered to J.P. Morgan Trust Company, National Association, the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the applicable Election Notice Period, at which time such notice becomes irrevocable.

         If, with respect to any Election Date, a holder does not make an election to extend the maturity of all or a portion of the principal amount of such holder's Notes, the principal amount of the Notes for which such holder has failed to make such an election will become due and payable on the earlier of the Initial Maturity Date or such later Actual Maturity Date listed above, opposite the relevant Election Date on which the Notes were extended. The principal amount of the Notes for which such election is not exercised will be represented by a new Global Note issued on such Election Date. The Global Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will have the Spread as specified above, and its maturity date will be the earlier of the Initial Maturity Date or such later corresponding Actual Maturity Date listed opposite the relevant Election Date on which the Notes were extended. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through DTC. To ensure that DTC receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the Election Notice Period, you must instruct the direct or indirect DTC participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the DTC.

         The DTC must receive any notice of election from its DTC participants no later than 12:00 noon (New York City time) on the last Business Day in the Election Notice Period for the DTC to deliver timely notice of your election to the Paying Agent. Different DTC direct or indirect participants have different deadlines for accepting instructions from their customers. You should consult the direct or indirect DTC participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC.


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


                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

         This section supplements and incorporates the discussion of material U.S. federal income tax consequences under the caption "Material U.S. Federal Income Tax Consequences" in the accompanying Prospectus Supplement, dated October 29, 2004, with respect to U.S. Holders (as defined therein), and is subject to the limitations and qualifications therein.

         There are no Treasury regulations, administrative rulings or other authorities directly addressing the U.S. federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore, the U.S. federal income tax treatment of the Notes is uncertain. In the absence of further guidance, we intend to take the position that the election by a holder to extend the maturity of a Note will not be a taxable event for U.S. federal income tax purposes. This position is based on our interpretation of the Treasury regulations governing original issue discount ("OID") on debt instruments (the "OID Regulations") and the Treasury regulations dealing with modifications to the terms of debt instruments (the "Modification Regulations").

         Pursuant to the Modification Regulations, the exercise of an option by a holder of a debt instrument to defer the timing of any scheduled payment due under the debt instrument is a taxable event if, based on all the facts and circumstances, the deferral is considered to be material. In this regard, a safe harbor is provided under which a deferral that extends the maturity of a debt instrument for the lesser of 5 years or 50% of the original term to maturity of the debt instrument does not give rise to a taxable event (the "50% Safe Harbor"). The Modification Regulations do not specifically address, however, debt instruments with features such as the Notes, including the economic equivalence of the Notes to a ten-year debt instrument containing put and call options.

         Under the OID Regulations, in considering the effect of a holder or issuer option on the determination of the yield and maturity of a debt instrument, a holder is deemed to exercise or not exercise an option in a manner that maximizes yield, and an issuer is deemed to exercise or not exercise an option so as to minimize yield. As applied to the Notes, a holder can be presumed, as of the issue date, to exercise the option to extend the maturity of the Notes, likely until the final maturity date, because the spread for computing the coupon rates on the Notes will periodically increase from an initial amount equal to .09% to an amount equal to .14%. However, although the spread for computing the coupon rates of the Notes will not increase after April 27, 2010, the overall yield of the Notes can be viewed as being reduced if our option to call the Notes for redemption is exercised on April 27, 2011. Accordingly, we will treat the Notes as having a 6-year term to maturity based upon the OID Regulations.

         Assuming a 6-year term to maturity for the Notes, we believe that a holder's election to extend the maturity of all or any portion of the principal amount of the Notes (in accordance with the procedures described herein) reasonably can be treated as not giving rise to a taxable event for U.S. federal income tax purposes. The 50% Safe Harbor would allow for an extension of the Notes for up to 3 years (or 50% of their assumed 6-year term to maturity), and we intend to take the position that additional extensions of the maturity of the Notes for up to 1 year until April 2015 would not be material based on all the facts and circumstances. Based on such treatment, the election by a holder to extend the maturity of a Note to its final maturity date in April 2015 would not constitute a taxable event under the Modification Regulations.

         Prospective investors should be aware that the interrelationship of the OID Regulations and the Modification Regulations is not clear, so there can be no assurance that the IRS will accept, or that the courts will uphold, our treatment of the Notes under the Modification Regulations. In particular, the IRS might view the Notes as having a 2-year maturity with an election to extend the maturity of the Notes beyond April 27, 2008 (i.e., applying the 50% Safe Harbor to a 2-year note) constituting a taxable event for U.S. federal income tax purposes. Even if the IRS treats the Notes as having a 6-year term, the IRS may view any extension of the Notes' maturity beyond April 2014 as resulting in a taxable event. If an election to extend the maturity of the Notes is considered a taxable event for U.S. federal income tax purposes under the Modification Regulations, a holder generally would be required to recognize any gain inherent in the Notes at the time of such an extension, and might be required to accrue OID on the Notes following the election.

         If the Notes are treated in accordance with our intended position described above, the Notes would be treated as having been issued with only a de minimis amount of OID for U.S. federal income tax purposes and, therefore, would not constitute Original Issue Discount Notes, as such term is defined in the Prospectus Supplement, dated October 29, 2004, under the caption "Material U.S. Federal Income Tax Consequences." It is possible, however, that the IRS could assert that the Notes are subject to special rules governing "contingent payment debt instruments." If the IRS were successful in making this assertion, holders might be required to accrue OID on the Notes in advance of their receipt of actual interest payments, and any gain recognized with respect to the Notes generally would be treated as ordinary income.


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

         Prospective investors should consult their own tax advisors regarding the U.S. federal income tax treatment and the tax consequences to them of the acquisition, ownership and disposition of the Notes, including the tax consequences of an election to extend the maturity date of the Notes.




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